[LETTERHEAD OF VANTIV, INC.]

March 14, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Mara L. Ransom

Re:                             Vantiv, Inc. Amendment No. 6 to Registration Statement on Form S-1
Filed March 8, 2012 (File No. 333-177875)

Dear Ms. Ransom:

Vantiv, Inc., a Delaware corporation (the “Company”), transmits herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 7 (“Amendment No. 7”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-177875) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 9, 2012. We are sending to the Staff under separate cover courtesy copies of Amendment No. 7, including copies marked to show the changes effected by Amendment No. 7.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 6.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Critical Accounting Policies, page 88

Shared Compensation Expense, page 90

1.                                      We note your response to comment 2 in our letter dated March 7, 2012.  As previously requested, please confirm you will expand your disclosure in the next amendment to incorporate the substance of the response including the company’s valuation methodologies along with the related assumptions, and the drivers behind the increase in valuation as required by Item 505 of Regulation S-K.  Furthermore, we are unclear about whether you obtained a contemporaneous independent valuation or a retrospective valuation and the extent of your reliance. Please clarify the fact in the disclosure.  We also note you utilize two valuation methodologies, namely income and market approaches, to fair value your company. In that regard, we are unclear about the basis behind the weighting you have given to the two approaches in arriving at the final valuation. Please advise us and revise your disclosure.

The Company has revised the disclosure on pages 90 to 92 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (513) 900-5250.

Sincerely yours,

/s/ Nelson F. Greene

Nelson F. Greene, Esq.
Chief Legal Officer and Secretary

cc:	Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP
Richard J. Sandler, Esq. Davis Polk & Wardwell LLP